Exhibit 99.16

Bookham Technology plc

23 February 2004

Oxfordshire, UK – 23 February 2004:  Bookham Technology plc announces that on 20 February 2004 it received notification from The Goldman Sachs Group, Inc that as at close of business on 18 February 2004, The Goldman Sachs Group, Inc was interested, by attribution only, in a total of 9,461,104 shares being 4.36% of the issued share capital of Bookham Technology plc.